UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             JMAR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    466212107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466212107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,254,467 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,254,467 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,467 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.71%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 466212107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,254,467 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,254,467 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,467 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.71%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 466212107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,254,467 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,254,467 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,467 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.71%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

CUSIP No. 466212107

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,254,467 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,254,467 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,254,467 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.71%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a). Name of Issuer: JMAR TECHNOLOGIES, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:
           10905 Technology Place, San Diego, CA 92127

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address  of  Principal  Business  Office or if none,  Residence:  c/o
           Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 466212107

Item 3. Not Applicable

Item 4. Ownership:

      (a) Amount Beneficially Owned: 2,254,467 shares of Common Stock*

      (b) Percent of Class: 5.71%*

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

            (ii) shared power to vote or to direct the vote: 2,254,467 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  2,254,467 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification  and  Classification  of Subsidiary  Which  Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
      * Based on 39,496,915 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) 639,398 shares of Series I Cumulative Convertible Preferred Stock with a par value of $0.01 and a stated value of $10.00 per share, which is convertible into Shares at a conversion rate of $1.16 per share, subject to certain adjustments (the "Series I Preferred") (ii) 145,602 Shares of Series G Convertible Preferred Stock of the Company, with a par value of $0.01 and a stated value of $10.00 per Share, which is convertible into Shares at a conversion rate of $2.00 per Share, subject to certain adjustments (the "Series G Preferred"), (iii) a warrant (the "First March Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "Second March Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "September Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "December Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "January Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,
(viii) a warrant (the "First February Warrant") to acquire 50,000 Shares, at an exercise price of $3.42 per share, subject to certain adjustments, (ix) a warrant (the "Second February Warrant") to acquire 50,000 Shares, at an exercise price of $3.61 per share, subject to certain adjustments, (x) a warrant (the "Third February Warrant") to acquire 100,000 Shares, at an exercise price of $3.82 per share, subject to certain adjustments, (xi) a warrant (the "Fourth February Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (xii) a warrant (the "375,000 Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xiii) a warrant (the "100,000 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xiv) a warrant (the "21,375 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xv) a warrant (the 218,181 Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xvi) 2,254,467 Shares. Each of the the Series G Preferred, the First March Warrant, the Second March Warrant, the September Warrant, the December Warrant, the January Warrant, the First February Warrant, the Second February Warrant, the Third February Warrant, the Fourth February Warrant, the 350,000 Warrant, the 100,000 Warrant, the 21,370 Warrant and the 218,181 Warrant, contains an issuance limitation prohibiting the Fund from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon no less than 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 9, 2007
                                        -------------------------
                                        Date

                                        /s/ Eugene Grin
                                        -------------------------
                                        Eugene Grin
                                        Director

APPENDIX A

A.                         Name: Laurus Capital Management, LLC, a Delaware
                           limited liability company
   Business                825 Third Avenue, 14th Floor
   Address:                New York, New York 10022
   Place of Organization:  Delaware

B. Name: Eugene Grin Business 825 Third Avenue, 14th Floor Address: New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            United States

C. Name: David Grin Business 825 Third Avenue, 14th Floor Address: New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
--------------------------------
    Eugene Grin
    Principal
    February 9, 2007

/s/ Eugene Grin
--------------------------------
    Eugene Grin, on his individual behalf
    February 9, 2007

/s/ David Grin
--------------------------------
    David Grin, on his individual behalf
    February 9, 2007